FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2010

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                 No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 2 August 2010.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 2 August 2010.

3.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 3 August 2010.

4.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 August 2010.

5.	Press release entitled, “Financial Services Authority”, dated 5 August 2010.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 August 2010.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 August 2010.

8.	Press release entitled, “AstraZeneca PLC irrevocable, non-discretionary share repurchase programme”, dated 6 August 2010.

9.	Press release entitled, “AstraZeneca announces agreements in principle in SEROQUEL product liability litigation”, dated 9 August 2010.

10.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 August 2010.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 August 2010.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 August 2010.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 August 2010.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 16 August 2010.

15.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 17 August 2010.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 August 2010.

17.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 August 2010.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 August 2010.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 August 2010.

20.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 23 August 2010.

21.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 24 August 2010.

22.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 25 August 2010.

23.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 August 2010.

24.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 August 2010.

25.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 27 August 2010.

26.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 31 August 2010.

27.	Press release entitled, “MedImmune receives complete response letter on motavizumab”, dated 31 August 2010.

28.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 31 August 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 8 September 2010	By:	/s/ Adrian C.N. Kemp
		Name:	Adrian C.N. Kemp
		Title:	Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 July 2010, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 3253 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,440,973,243.

A C N Kemp
Company Secretary
02 August 2010

Item 2

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 July 2010 the issued share capital of AstraZeneca PLC with voting rights is 1,441,935,106 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,441,935,106.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
2 August 2010

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 2 August 2010, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 3245 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,441,335,106.

A C N Kemp
Company Secretary
3 August 2010

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 August 2010, it purchased for cancellation 580,000 ordinary shares of AstraZeneca PLC at a price of 3266 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,441,095,757.

A C N Kemp
Company Secretary
4 August 2010

Item 5

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Astrazeneca Plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	03 August 2010
6. Date on which issuer notified:	04 August 2010
7. Threshold(s) that is/are crossed or reached:	L&G (From 3% to 4%)

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
				Direct	Indirect	Direct	Indirect
Ordinary USD 0.25	57,543,779 (As on 01/07/2010)		57,675,232	57,675,232		4.00%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
57,675,232	4.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) ( 57,675,232 - 4.00%= LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) ( 50,358,999 – 3.49%= PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) ( 50,358,999 – 3.49%= PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 1,441,335,106
14. Contact name:	Paul Toon (LGIM)
15. Contact telephone number:	020 3124 3854

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 4 August 2010, it purchased for cancellation 700,000 ordinary shares of AstraZeneca PLC at a price of 3241 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,440,848,525.

A C N Kemp
Company Secretary
5 August 2010

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 August 2010, it purchased for cancellation 650,000 ordinary shares of AstraZeneca PLC at a price of 3260 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,440,305,378.

A C N Kemp
Company Secretary
6 August 2010

Item 8

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE REPURCHASE PROGRAMME

AstraZeneca PLC today announced that it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on its own behalf during the period which commences on 9 August 2010 and ends on 10 December 2010, therefore running through its close period which commences on 1 October 2010 ending 28 October 2010. Any purchases will be made within certain pre-set parameters and in accordance with both AstraZeneca PLC's general authority to repurchase shares and the Listing Rules.

A C N Kemp
Company Secretary
6 August 2010

Item 9

ASTRAZENECA ANNOUNCES AGREEMENTS IN PRINCIPLE IN SEROQUEL PRODUCT LIABILITY LITIGATION

AstraZeneca announced today that, as of 9 August, it had reached agreements in principle on monetary terms with attorneys representing approximately 17,500 SEROQUEL product liability claimants in the United States for approximately $198 million. The agreements in principle are subject to agreement on non-monetary terms.

As of 30 June 2010, no provision had been made in respect of any settlements. Any provision would be disregarded in calculating Core earnings and, as such, the Company’s Core earnings per share guidance for 2010 remains unchanged at $6.35-$6.65.

The specific terms of the agreements, which are the result of court-ordered mediation, are confidential. AstraZeneca continues to participate in the mediation process covering claims in both federal and state jurisdictions.

As of 29 June, approximately 2,900 additional cases have been dismissed by order or agreement and approximately 1,825 of those cases have been dismissed with prejudice. The only jury trial to date resulted in a defence verdict in favour of AstraZeneca.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

9 August 2010

- ENDS -

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 136,379 ordinary shares of AstraZeneca PLC at a price of 3296 pence per share on 9 August 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,440,539,582.

A C N Kemp
Company Secretary
10 August 2010

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,530 ordinary shares of AstraZeneca PLC at a price of 3340 pence per share on 10 August 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,440,618,526.

A C N Kemp
Company Secretary
11 August 2010

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 136,288 ordinary shares of AstraZeneca PLC at a price of 3298 pence per share on 11 August 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,440,853,854.

A C N Kemp
Company Secretary
12 August 2010

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 August 2010, it purchased for cancellation 536,653 ordinary shares of AstraZeneca PLC at a price of 3290 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,440,347,201.

A C N Kemp
Company Secretary
13 August 2010

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 13 August 2010, it purchased for cancellation 636,579 ordinary shares of AstraZeneca PLC at a price of 3288 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,439,784,060.

A C N Kemp
Company Secretary
16 August 2010

Item 15

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Jeff Pott, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.

On 16 August 2010, Mr Pott exercised options over 4,391 and 7,321 AstraZeneca American Depositary Shares (ADSs) at option prices of $47.14 and $49.59 per ADS respectively.  One ADS equals one Ordinary Share.  The options were granted to Mr Pott in March 2001 and March 2002 respectively.

Following the exercise of these options, Mr Pott sold all of the 11,712 ADSs so acquired at a price of $51.66 per ADS.

A C N Kemp
Company Secretary
17 August 2010

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 August 2010, it purchased for cancellation 467,983 ordinary shares of AstraZeneca PLC at a price of 3289 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,439,383,603.

A C N Kemp
Company Secretary
17 August 2010

Item 17

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 9 August to 10 December 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,632 ordinary shares of AstraZeneca PLC at a price of 3314 pence per share on 17 August 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,439,308,194.

A C N Kemp
Company Secretary
18 August 2010

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 August 2010, it purchased for cancellation 636,511 ordinary shares of AstraZeneca PLC at a price of 3290 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,438,729,115.

A C N Kemp
Company Secretary
19 August 2010

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 August 2010, it purchased for cancellation 837,719 ordinary shares of AstraZeneca PLC at a price of 3263 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,437,899,013.

A C N Kemp
Company Secretary
20 August 2010

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 20 August 2010, it purchased for cancellation 888,439 ordinary shares of AstraZeneca PLC at a price of 3245 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,437,028,826.

A C N Kemp
Company Secretary
23 August 2010

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 23 August 2010, it purchased for cancellation 244,751 ordinary shares of AstraZeneca PLC at a price of 3270 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,436,789,192.

A C N Kemp
Company Secretary
24 August 2010

Item 22

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 24 August 2010, the interest of Lynn Tetrault, a person discharging managerial responsibilities, in AstraZeneca PLC shares, changed as detailed below.  The change in interest relates to the vesting of an award made in August 2007 under the AstraZeneca Performance Share Plan, whereby, following the application of performance measures specified at the time of grant, Lynn Tetrault has now become beneficially entitled to 78% of the shares originally awarded.  In accordance with the plan rules, the unvested part of the award has immediately and irrevocably lapsed.  In addition, sufficient vested shares were withheld to cover certain tax obligations arising on the vesting.  The interest of Lynn Tetrault is in the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share.

Name	Gross Shares Awarded	Shares Lapsed	Shares Vested	Shares Withheld	Net Shares Received	Market Price on Vesting
Lynn Tetrault	7,954	1,750	6,204	2,239	3,965	$50.95

A C N Kemp
Company Secretary
25 August 2010

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 August 2010, it purchased for cancellation 838,571 ordinary shares of AstraZeneca PLC at a price of 3240 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,435,968,301.

A C N Kemp
Company Secretary
25 August 2010

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 August 2010, it purchased for cancellation 839,432 ordinary shares of AstraZeneca PLC at a price of 3221 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,435,137,998.

A C N Kemp
Company Secretary
26 August 2010

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 August 2010, it purchased for cancellation 739,595 ordinary shares of AstraZeneca PLC at a price of 3217 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,434,410,305.

A C N Kemp
Company Secretary
27 August 2010

Item 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 August 2010, it purchased for cancellation 643,156 ordinary shares of AstraZeneca PLC at a price of 3223 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 9 August 2010 to 10 December 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,433,781,843.

A C N Kemp
Company Secretary
31 August 2010

Item 27
MEDIMMUNE RECEIVES COMPLETE RESPONSE LETTER ON MOTAVIZUMAB

AstraZeneca today announced that MedImmune, its biologics unit, has received a second complete response letter (CRL) on motavizumab from the US Food and Drug Administration (FDA).

Based on the preliminary assessment of the CRL, it contains the following requirements that the company should address to advance the motavizumab registration:

•	The FDA has requested evidence from an additional clinical trial that supports a satisfactory risk/benefit profile in the population(s) for which the prophylaxis indication is being requested.

The company continues to believe in the clinical benefit of motavizumab, and it will conduct a complete review of the CRL, continue ongoing constructive dialogue with the FDA as well as make a decision regarding next steps in due course.

Motavizumab is an investigational monoclonal antibody (MAb) being considered to help prevent serious respiratory syncytial virus (RSV) disease. MedImmune filed the original Biologics License Application (BLA) on 30 January 2008, and received a (CRL) in November 2008.  It filed the response to the CRL in December 2009.  Motavizumab was reviewed by the FDA’s Antiviral Drugs Advisory Committee on 2 June 2010.

As previously disclosed, the Group holds intangible assets of $445 million relating specifically to motavizumab, which may be subject to impairment following completion of the Group’s analysis of the CRL. Any impairment would be excluded from Core earnings and, as such, the company’s Core earnings per share guidance for 2010 remains unchanged at $6.35-$6.65.

NOTES TO EDITORS

About MedImmune
MedImmune, the worldwide biologics unit for AstraZeneca PLC, has approximately 3,300 employees worldwide and is headquartered in Gaithersburg, Maryland.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

31 August 2010

- ENDS -

Item 28

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Lynn Tetrault, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.

On 27 August 2010, Lynn Tetrault exercised an option over 5,718 AstraZeneca American Depositary Shares (ADSs) at an option price of $40.35 per ADS.  One ADS equals one Ordinary Share.  The option was granted to Lynn Tetrault in March 2005.

Following the exercise of the option, Lynn Tetrault sold all of the 5,718 ADSs so acquired at a price of $49.75 per ADS.

A C N Kemp
Company Secretary
31 August 2010